EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
EMX Royalty Corp. (formerly Eurasian Minerals Inc.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of EMX Royalty Corp. (formerly Eurasian Minerals Inc.) (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2017 and 2016, the consolidated statements of loss, comprehensive loss, shareholders’ equity, and cash flows for the years ended December 31,2017, 2016, and 2015 and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and 2016 and its financial performance and its cash flows for the years ended December 31, 2017, 2016 and 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which indicates that the Company has recurring losses, an accumulated deficit of $104,382,744 and the Company anticipates it will require additional working capital to undertake its current business plan. As stated in Note 1 to the consolidated financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company’s auditor since 2002.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 21, 2018

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	December 31, 2017	December 31, 2016
ASSETS

Current
Cash and cash equivalents	$3,533,611	$3,199,686
Investments (Note 3)	1,139,447	262,756
Receivables (Note 4)	3,376,411	3,430,006
Prepaid expenses	45,194	28,496
Total current assets	8,094,663	6,920,944

Non-current
Restricted cash (Note 5)	771,434	359,172
Receivables (Note 4)	-	1,412,727
Property and equipment (Note 6)	450,278	471,704
Notes receivable (Note 7)	429,973	-
Investment in associated companies (Note 8)	7,578,989	4,992,823
Strategic investments (Note 3)	2,199,199	212,798
Exploration and evaluation assets (Note 9)	1,841,966	2,145,000
Royalty interest (Note 10)	21,943,743	25,831,152
Reclamation bonds (Note 11)	515,748	639,427
Goodwill (Note 12)	1,820,307	4,753,324
Other assets	104,484	104,484
Total non-current assets	37,656,121	40,922,611

TOTAL ASSETS	$45,750,784	$47,843,555

LIABILITIES

Current
Accounts payable and accrued liabilities	$749,865	$577,265
Advances from joint venture partners (Note 13)	808,905	341,361
Total current liabilities	1,558,770	918,626

Non-current
Deferred income tax liability (Note 15)	1,820,307	4,753,324

TOTAL LIABILITIES	3,379,077	5,671,950

SHAREHOLDERS' EQUITY
Capital stock (Note 14)	124,062,091	117,504,585
Commitment to issue shares (Note 14)	23,825	-
Reserves	22,668,535	21,656,380
Deficit	(104,382,744)	(96,989,360)
TOTAL SHAREHOLDERS' EQUITY	42,371,707	42,171,605

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$45,750,784	$47,843,555
Nature of operations and going concern (Note 1)
Events subsequent to the reporting date (Note 20)

Approved on behalf of the Board of Directors on March 21, 2018

Signed:	“David M Cole”	Director	Signed:	“Larry Okada”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED STATEMENTS OF LOSS
(Expressed in Canadian Dollars)

	Year ended	Year ended	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015

ROYALTY INCOME (Note 10)	$2,857,927	$2,227,322	$1,609,553
Cost of sales
Gold tax	(120,618)	(111,366)	(80,478)
Depletion (Note 10)	(2,282,276)	(2,163,221)	(1,716,848)
Net royalty (loss) income	455,033	(47,265)	(187,773)

EXPLORATION EXPENDITURES (Note 9)	6,334,119	6,415,533	5,948,802
Less: recoveries	(1,863,045)	(1,415,574)	(1,584,127)
Net exploration expenditures	4,471,074	4,999,959	4,364,675

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	724,519	721,645	900,453
Depreciation (Note 6)	28,622	114,489	116,119
Investor relations and shareholder information	389,222	274,966	218,731
Professional fees	664,295	510,533	574,067
Salaries and consultants (Note 16)	1,023,831	894,166	961,108
Share-based payments (Note 14 and 16)	676,054	467,939	470,116
Transfer agent and filing fees	168,445	165,040	107,566
Travel	90,041	71,561	187,374
Total general and administrative expenses	3,765,029	3,220,339	3,535,534

Loss from operations	(7,781,070)	(8,267,563)	(8,087,982)

Change in fair value of fair value throught profit or loss investments	122,191	258,702	(427,022)
Permanent loss recorded in the fair value of available for sale investments (Note 3)	-	(697,675)	-
Gain on acquisition and sale of exploration and evaluation assets (Note 9)	1,305,237	6,834,999	5,393,305
Equity loss in associated companies (Note 8)	(994,548)	(1,295,568)	(1,062,146)
Dilution gain in associated companies (Note 8)	503,543	982,634	-
Foreign exchange gain (loss)	(659,473)	(159,862)	1,220,085
Realized gain (loss) on sale of investments	83,345	(287,204)	(58,360)
Interest and other gains on derivative instruments	246,728	16,328	(172,168)
Impairment of royalty interest (Note 10)	-	-	(3,973,699)
Write-off of exploration and evaluation assets (Note 9)	-	-	(56,085)
Impairment of accounts receivable	-	-	(51,302)
Writedown of goodwill (Note 12)	(2,709,239)	(1,518,328)	(3,047,605)
Gain on derecognition and sale of property and equipment	-	10,723	15,892

Loss before income taxes	(9,883,286)	(4,122,814)	(10,307,087)
Deferred income tax recovery (Note 15)	2,489,902	1,439,332	3,431,230

Loss for the year	$(7,393,384)	$(2,683,482)	$(6,875,857)

Basic and diluted loss per share	$(0.09)	$(0.04)	$(0.90)

Weighted average number of common shares outstanding	78,002,082	73,874,415	73,480,833

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Year ended December	Year ended December	Year ended December
	31, 2017	31, 2016	31, 2015
Loss for the year	$(7,393,384)	$(2,683,482)	$(6,875,857)

Other comprehensive income (loss)
Change in fair value of available-for-sale investments	609,733	88,515	(105,714)
Permanent loss on financial instruments	-	697,675	-
Currency translation adjustment	(1,424,814)	(862,335)	4,350,667

Comprehensive loss for the year	$(8,208,465)	$(2,759,627)	$(2,630,904)

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year ended	Year ended	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
Cash flows from operating activities
Loss for the year	$(7,393,384)	$(2,683,482)	$(6,875,857)
Items not affecting operating activities:
Interest income received	(254,261)	(5,590)	(22,270)
Unrealized foreign exchange effect on cash and cash equivalents	(173,740)	(71,562)	290,504
Items not affecting cash:
Change in fair value of fair value throught profit or loss investments	(122,191)	(258,702)	427,022
Commitment to issue shares	-	27,462	66,089
Permanent loss on financial instruments	-	697,675	-
Interest on notes receivable	(81,850)	(58,342)	(53,222)
Accretion interest on receivable	(167,718)	(72,806)	-
Derivative loss on accounts receivable	-	120,900	-
Share - based payments	1,415,639	943,334	476,424
Deferred income tax recovery	(2,489,902)	(1,439,332)	(3,431,230)
Depreciation	39,344	136,200	150,782
Depletion	2,282,276	2,163,221	1,716,848
Impairment of royalty interest	-	-	3,973,699
Writedown of goodwill	2,709,239	1,518,328	3,047,605
Impairment of receivables	-	-	51,302
Realized (gain) loss on sale of investments	(83,345)	287,204	58,360
Gain on acquistion and sale of exploration and evalution assets	(1,305,237)	(6,834,999)	(5,393,305)
Gain on derecognition and sale of property and equipment	(29,766)	(10,723)	(15,892)
Write-off of exploration and evaluation assets	-	-	56,086
Equity loss in associated companies	994,548	1,295,568	1,062,146
Dilution gain in associated companies	(503,543)	(982,634)	-
Unrealized foreign exchange (gain) loss	597	(67,249)	(466,587)
Shares received from joint venture partners included in exploration recoveries	(810,521)	(134,738)	(115,000)
Changes in non-cash working capital items:
Receivables	1,908,945	(6,343)	101,200
Prepaid expenses	(16,698)	3,848	21,366
Accounts payable and accrued liabilities	172,600	(86,317)	83,056
Advances from joint venture partners	467,544	203,536	(291,350)
Total cash used in operating activities	(3,441,424)	(5,315,543)	(5,082,224)

Cash flows from investing activities
Acquisition and sale of exploration and evaluation assets, net of option
payments received	161,048	3,005,280	5,297,357
Interest received on cash and cash equivalents	86,543	5,590	22,270
Notes receivable	(1,405,277)	(542,622)	(973,236)
Proceeds from sale of fair value through profit and loss investments, net	139,365	130,737	136,263
Proceeds of available-for-sale financial instruments	-	17,375	-
Purchase of investments in associated companies	(2,059,631)	-	-
Restricted cash	(412,262)	(89,402)	-
Purchase and sale of property and equipment, net	(24,784)	(16,999)	2,403
Reclamation bonds	123,679	171,307	71,964
Total cash provided by (used in) investing activities	(3,391,319)	2,681,266	4,557,021

Cash flows from financing activities
Proceeds received from private placement, net of share issue costs	6,907,228
Proceeds from exercise of options	85,700	127,800	-
Total cash provided by financing activities	6,992,928	127,800	-

Effect of exchange rate changes on cash and cash equivalents	173,740	71,562	(290,504)
Change in cash and cash equivalents	333,925	(2,434,915)	(815,707)
Cash and cash equivalents, beginning	3,199,686	5,634,601	6,450,308
Cash and cash equivalents, ending	$3,533,611	$3,199,686	$5,634,601

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

				Reserves
					Accumulated other
	Number of common		Commitment to	Share-based	comprehensive gain
	shares	Capital stock	issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2016	74,089,710	$117,504,585	$-	$11,607,230	$10,049,150	$(96,989,360)	$42,171,605
Shares issued for exercise of stock options	75,000	85,700	-	-	-	-	85,700
Shares issued for private placement	5,000,000	6,200,000	-	800,000	-	-	7,000,000
Finder's fees in units	246,604	305,789	-	39,457	-	-	345,246
Share-based payments	313,873	358,490	23,825	1,033,324	-	-	1,415,639
Share issuance costs in units	-	(345,246)	-	-	-	-	(345,246)
Share issuance costs in cash	-	(92,772)	-	-	-	-	(92,772)
Reclass of reserves for exercise of options	-	45,545	-	(45,545)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(1,424,814)	-	(1,424,814)
Change in fair value of financial instruments	-	-	-	-	609,733	-	609,733
Loss for the year	-	-	-	-	-	(7,393,384)	(7,393,384)
Balance as at December 31, 2017	79,725,187	$124,062,091	$23,825	$13,434,466	$9,234,069	$(104,382,744)	$42,371,707

				Reserves
					Accumulated other
	Number of common		Commitment to	Share-based	comprehensive gain
	shares	Capital stock	issue shares	payments	(loss)	Deficit	Total

Balance as at December 31, 2015	73,534,710	$117,000,052	$139,138	$10,362,229	$10,125,295	$(94,305,878)	$43,320,836
Shares issued for acquisition of a royalty interest	250,000	145,000	-	-	-	-	145,000
Shares issued as incentive stock grants	140,000	166,600	(166,600)	-	-	-	-
Shares issued from exercise of options	125,000	127,800	-	-	-	-	127,800
Equity investment share-based payments	-	-	-	366,800	-		366,800
Commitment to issue shares	-	-	27,462	943,334	-	-	970,796
Reclassification of fair value of options exercised	-	65,133	-	(65,133)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(862,335)	-	(862,335)
Change in fair value of financial instruments	-	-	-	-	88,515	-	88,515
Permanent loss on financial instruments	-	-	-	-	697,675	-	697,675
Loss for the year	-	-	-	-	-	(2,683,482)	(2,683,482)

Balance as at December 31, 2016	74,049,710	$117,504,585	$-	$11,607,230	$10,049,150	$(96,989,360)	$42,171,605

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

				Reserves
					Accumulated other
	Number of common		Commitment to	Share-based	comprehensive gain
	shares	Capital stock	issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2014	73,371,710	$116,766,102	$306,999	$9,562,905	$5,880,342	$(87,430,021)	$45,086,327
Shares issued as incentive stock grants	163,000	233,950	(233,950)	-	-	-	-
Commitment to issue shares	-	-	66,089	-	-	-	66,089
Equity investment share-based payments	-	-	-	322,900	-	-	322,900
Share - based payments	-	-	-	476,424	-	-	476,424
Foreign currency translation adjustment	-	-	-	-	4,350,667	-	4,350,667
Change in fair value of financial instruments	-	-	-	-	(105,714)	-	(105,714)
Loss for the year	-	-	-	-	-	(6,875,857)	(6,875,857)
Balance as at December 31, 2015	73,534,710	$117,000,052	$139,138	$10,362,229	$10,125,295	$(94,305,878)	$43,320,836

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

1. NATURE OF OPERATIONS AND GOING CONCERN

EMX Royalty Corporation (the “Company” or “EMX”) and its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) and the NYSE MKT under the symbol of “EMX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

On July 19, 2017 the Company officially changed its name to EMX Royalty Corporation, formerly Eurasian Minerals Inc.

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

With its current plans for the year and the budgets associated with those plans, in order to continue funding its administrative and royalty generation programs from the date of these consolidated financial statements, management believes it will require additional working capital to undertake it’s current business plan. The Company has incurred recurring losses and has an accumulated deficit of $104,382,744. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. These uncertainties may cast doubt upon the Company’s ability to continue as a going concern.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these consolidated financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets.

These consolidated financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc., the holder of a royalty income stream whose functional currency is the United States (“US”) dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss or available for sale, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements comprise the accounts of EMX Royalty Corp., the parent company, and its controlled subsidiaries, after the elimination of all significant intercompany balances and transactions.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
Eurasia Madencilik Ltd. Sirketi	Turkey	100%
Azur Madencilik Ltd. Sirketi	Turkey	100%
Eurasian Minerals Cooperatief U.A.	Netherlands	100%
Eurasian Minerals Sweden AB	Sweden	100%
Viad Royalties AB	Sweden	100%
Waikato Gold Limited	New Zealand	100%

Functional and Reporting Currency

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency for the Company and its subsidiaries is the Canadian dollar except the functional currency of the operations of Bullion Monarch which is the US dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Translation of transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are re-measured at the rate of exchange at each financial position date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

On translation of the entities whose functional currency is other than the Canadian dollar, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of re-translation, are recorded in the foreign currency translation reserve.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Financial Instruments

All financial instruments are classified into one of the following four categories:

(a)	Financial assets and financial liabilities at fair value through profit or loss (“FVTPL”)

Financial assets and financial liabilities classified as FVTPL are acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are recognized at fair value based on market prices, with any resulting gains and losses reflected in profit or loss for the period in which they arise.

(b)	Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. They are measured at amortized cost using the effective interest rate method less any impairment loss. A gain or loss is recognized in profit or loss when the financial asset is derecognized or impaired, and through the amortization process.

(c)	Available for sale financial assets

Available for sale (“AFS”) financial assets are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or FVTPL. They are measured at fair value. Fair value is determined based on market prices. Equity instruments that do not have a quoted market price in an active market are measured at cost. Gains and losses are recognized directly in other comprehensive income (loss) until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income (loss) is recognized in profit or loss for the period.

(d)	Loans and receivables and other financial liabilities

Loans and receivables and other financial liabilities are measured at amortized cost, using the effective interest rate method less any impairment loss.

The Company’s financial instruments consist of cash and cash equivalents, investments, receivables, restricted cash, reclamation bonds, notes receivable, strategic investments, accounts payable and accrued liabilities, and advances from joint venture partners. Unless otherwise noted the fair value of these financial instruments approximates their carrying values.

Cash and cash equivalents are classified as loans and receivables. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Warrants held through investments are classified as derivative financial assets at FVTPL and are accounted for at fair value. For warrants that are not traded on an exchange, no market value is readily available. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants are valued at intrinsic value, which is equal to the higher of the market value of the underlying security less the exercise price of the warrant, or zero.

Investments (Marketable securities) classified as FVTPL are measured at fair market value. Changes in fair value of FVTPL assets are reflected in profit or loss in the period in which they occur. Changes in fair value of AFS assets are reflected in accumulated other comprehensive income on the statement of financial position until sold or if there is an other than temporary impairment in value.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Financial Instruments (Continued)

Reclamation bonds are classified as financial assets held-to-maturity.

The Company classifies its restricted cash and certain receivables as loans and receivables and its accounts payable and accrued liabilities and advances from joint venture partners as other financial liabilities.

Certain receivables related to the sale of Akarca (Note 4) are considered to be derivative financial assets as they are subject to variations in gold price per ounce on record date and final price received and are accordingly classified as FVTPL. The derivative receivable is recorded at fair value each period until final settlement occurs, with changes in fair value reflected in profit or loss for the period in which they arise.

Impairment of Financial Assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the financial assets have been impacted.

For all financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty;
•	Default or delinquency in interest or principal payments; or,
•	It becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets that are assessed not to be impaired individually, they are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of FVTPL marketable securities, if in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS marketable securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

Convertible Notes Receivable

The notes receivable are hybrid financial assets that consist of a note receivable component and a separate equity conversion component. The conversion feature is measured at fair value on initial recognition by discounting the stream of future interest and principal payments at the rate of interest prevailing at the date of the issue for instruments of similar term and risk. Interest income based on the rate of the note will be receivable on maturity are recognized through profit and loss as interest income. The equity conversion option is an embedded derivative that has been separated from the notes receivable and is valued based on residual value.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Investments in Associated Companies

The Company accounts for its long-term investments in affiliated companies over which it has significant influence using the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses and reduced by dividends received.

The Company assesses its equity investments for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and that the event or events has an impact on the estimated future cash flow of the investment that can be reliably estimated. Objective evidence of impairment of equity investments includes:

•	Significant financial difficulty of the associated companies;
•	Becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or,
•	National or local economic conditions that correlate with defaults of the associated companies.

Exploration and evaluation assets and exploration expenditures

Acquisition costs for exploration and evaluation assets, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, based on recent issue prices, issued for exploration and evaluation assets pursuant to the terms of the agreement. Exploration expenditures, net of recoveries, are charged to operations as incurred. After a property is determined by management to be commercially feasible, an impairment test is conducted and subsequent development expenditures on the property will be capitalized.

When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management’s estimate of their net recoverable amount. The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.

An exploration and evaluation asset acquired under an option agreement, where payments are made at the sole discretion of the Company, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to profit or loss. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

Revenue recognition

The Company recognizes revenue in accordance with IAS 18 Revenue and based upon amounts contractually due pursuant to the underlying royalty agreements. Specifically, royalty revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) when persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership have been transferred; (iii) the royalty or stream being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Royalty interests

Royalty interests in mineral properties include acquired royalty interests in production stage and exploration stage properties. In accordance with IAS 38 Intangible Assets, the cost of acquired royalty interests in mineral properties is capitalized as intangible assets.

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the related mineral property, which is calculated using estimated reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no estimated reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to estimated reserves, the cost basis is amortized over the remaining life of the mineral property, using the estimated reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that production will not occur in the future.

Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired in a business combination. Goodwill is allocated to the cash generating unit to which it relates.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount.

Property and equipment

Property and equipment is recorded at cost. Buildings are depreciated using a 5 year straightline method. Equipment is depreciated over its estimated useful life using the declining balance method at a rate of 20% per annum. Depreciation on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.

Decommissioning liabilities

Decommissioning liabilities are recognized for the expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A decommissioning liability is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with a corresponding decommissioning cost recognized by increasing the carrying amount of the related long-lived asset. The decommissioning cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life.

The initial fair value of the liability is accreted, by charges to profit or loss, to its estimated future value.

Environmental disturbance restoration

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions. The costs associated with these provisions are accrued and charged to profit or loss in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to these provisions due to changes in estimates are also charged to profit or loss in the period of adjustment. These costs are not capitalized as part of the long-lived assets’ carrying value.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Impairment of assets

Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment in a particular year. The Company assesses its cash generating units annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, an estimate of the recoverable amount is made, which is the higher of the fair value less costs to sell and value in use. The determination of the recoverable amount for value in use requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and future operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash.

Share-based payments

Share-based payments include option and stock grants granted to directors, employees and non-employees. The Company accounts for share-based compensation using a fair value based method with respect to all share-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options and stock grants is measured at the date of grant. For non-employees, the fair value of the options and stock are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. For directors, employees and non-employees, the fair value of the options and stock grants is accrued and charged to operations, with the offsetting credit to share based payment reserve for options, and commitment to issue shares for stock grants over the vesting period. If and when the stock options are exercised, the applicable amounts are transferred from share-based payment reserve to share capital. When the stock grants are issued, the applicable fair value is transferred from commitment to issue shares to share capital. Option based compensation awards are calculated using the Black-Scholes option pricing model while stock grants are valued at the fair value on the date of grant.

The Company has granted certain employees and non-employess restricted share units (“RSUs”) to be settled in shares of the Corporation. The fair value of the estimated number of RSUs that will eventually vest, determined at the date of grant, is recognized as share-based compensation expense over the vesting period, with a corresponding amount recorded as equity. The fair value of the RSUs is estimated using the market value of the underlying shares as well as assumptions related to the market and non-market conditions at the grant date.

Income taxes

Income tax expense consists of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax is calculated providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income nor loss. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Income taxes (Continued)

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Income (loss) per share

Basic income or loss per share is calculated by dividing the net income or loss for the year by the weighted average number of shares outstanding during the year. Diluted income or loss per share is calculated whereby the weighted average number of shares outstanding used in the calculation of diluted income or loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year, if they are determined to have a dilutive effect.

Existing stock options and share purchase warrants have not been included in the current year computation of diluted loss per share as to do so would be anti-dilutive. For the years presented the basic and diluted losses per share are the same.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the day prior to the issuance date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded in reserves.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer.

Accounting pronouncements not yet effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company.

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 16 Leases was issued in January 2016 (effective January 1, 2019) and provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

The Company expects that these new IFRS standards will have an insignificant effect on its consolidated financial statements other than increased note disclosure.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

a)	Royalty interest and related depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, the proportion of areas subject to royalty rights, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b)	Goodwill

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property and equipment and royalty interests.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Critical Accounting Judgments and Significant Estimates and Uncertainties (Continued)

c)	Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

d)	Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

a)	Functional Currencies

The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.

b)	Classification of investments as subsidiaries, joint ventures, associated company and portfolio investments

Classification of investments requires judgement as to whether the Company controls, has joint control of or significant influence over the strategic financial and operating decisions relating to the activity of the investee. In assessing the level of control or influence that the Company has over an investment, management considers ownership percentages, board representation as well as other relevant provisions in shareholder agreements. If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the investor holds less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

3. INVESTMENTS

For the years ended December 31, 2017 and 2016, the Company had the following investments:

		Accumulated
December 31, 2017	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$2,396,251	$(1,256,804)	$1,139,447
Total Fair value through profit or loss	2,396,251	(1,256,804)	1,139,447
Available-for-sale
Marketable securities	2,287,141	(87,942)	2,199,199
Total investments	$4,683,392	$(1,344,746)	$3,338,646

		Accumulated
December 31, 2016	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,641,751	$(1,378,995)	$262,756
Total Fair value through profit or loss	1,641,751	(1,378,995)	262,756
Available-for-sale
Marketable securities	910,473	(697,675)	212,798
Total investments	$2,552,224	$(2,076,670)	$475,554

During the year ended December 31, 2017, the Company recorded a loss of $Nil (2016 - $697,675) related to the permanent impairment of certain available-for-sale marketable securities. The Company had sustained significant unrealized losses for which there was no expectation of reversal in the forseable future.

4. RECEIVABLES

The Company’s receivables are related to the sale of foreign subsidiaries, royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partner.

As at December 31, 2017 and 2016, the current receivables were as follows:

Category	December 31, 2017	December 31, 2016
Sale of Akarca (Note 9)	$2,447,595	$4,145,898
Royalty income receivable	258,223	306,513
Refundable taxes	151,163	142,857
Recoverable exploration expenditures and advances	270,547	79,090
Other	248,883	168,375
As at December 31, 2017	3,376,411	4,842,733
Less: Long term portion	-	(1,412,727)
Total	$3,376,411	$3,430,006

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

4. RECEIVABLES (Continued)

The carrying amounts of the Company’s current and non – current receivables are denominated in the following currencies:

Currency	December 31, 2017	December 31, 2016
Canadian Dollars	$280,925	$48,448
US Dollars	3,040,347	4,744,825
Turkish Lira	24,535	41,785
Swedish Krona	29,575	6,824
Other	1,029	851
Total	$3,376,411	$4,842,733

5. RESTRICTED CASH

At December 31, 2017, the Company classified $771,434 (2016 - $359,172) as restricted cash. This amount is comprised of $179,502 (2016 - $189,233) held as collateral for its corporate credit cards, $Nil (2016 - $65,706) held as a security deposit for the Company’s Haiti exploration program, and $591,932 (2016 – $104,233) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in USA pursuant to expenditure requirements for ongoing option agreements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

6. PROPERTY AND EQUIPMENT

During the year ended December 31, 2017 depreciation of $10,722 (2016 - $21,711; 2015 - $34,633) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2014	$91,713	$146,041	$6,635	$197,200	$572,443	$414,526	$1,428,558
Additions	7,981	10,224	1,170	16,105	6,065	-	41,545
Disposals and derecognition	-	(2,152)	(3,059)	(165,888)	-	-	(171,099)
As at December 31, 2015	99,694	154,113	4,746	47,417	578,508	414,526	1,299,004
Additions	10,549	6,450	-	-	-	-	16,999
Disposals and derecognition	-	(79,630)	(2,365)	(47,417)	-	-	(129,412)
As at December 31, 2016	110,243	80,933	2,381	-	578,508	414,526	1,186,591
Additions	-	-	-	-	20,447	4,337	24,784
Disposals and derecognition	-	(20,756)	-	-	-	-	(20,756)
As at December 31, 2017	$110,243	$60,177	$2,381	$-	$598,955	$418,863	$1,190,619

Accumulated depreciation
As at December 31, 2014	$91,713	$106,850	$3,958	$157,625	$317,183	$-	$677,329
Additions	7,981	8,161	1,832	15,595	117,213	-	150,782
Disposals and derecognition	-	(1,680)	(1,656)	(140,231)	-	-	(143,567)
As at December 31, 2015	99,694	113,331	4,134	32,989	434,396	-	684,544
Additions	7,438	12,601	-	671	115,490	-	136,200
Disposals and derecognition	-	(70,444)	(1,753)	(33,660)	-	-	(105,857)
As at December 31, 2016	107,132	55,488	2,381	-	549,886	-	714,887
Additions	3,111	7,104	-	-	29,129	-	39,344
Disposals and derecognition	-	(13,890)	-	-	-	-	(13,890)
As at December 31, 2017	$110,243	$48,702	$2,381	$-	$579,015	$-	$740,341

Net book value
As at December 31, 2016	$3,111	$25,445	$-	$-	$28,622	$414,526	$471,704
As at December 31, 2017	$-	$11,475	$-	$-	$19,940	$418,863	$450,278

During the year ended December 31, 2017, the Company sold fully amortized equipment to an associated entity and recorded a gain on sale of $29,766 and a corresponding receivable due from the investment in the associated entity. The sale value of the equipment was determined to be market value. Included in gain (loss) on acquisition and sale of exploration and evaluation assets was field equipment in Australia with a book value of $6,866.

During the year ended December 31, 2016, the Company sold certain foreign operations for a gain of $6,834,999. Included in this gain was property and equipment with a net book value of $23,555.

During the year ended December 31, 2015, the Company acquired and sold certain exploration and evaluation assets for a net gain of $5,393,305. Included in this gain was the acquisition of property and equipment with a net book value of $7,013. Also, during the year ended December 31, 2015 the Company sold property and equipment with a net book value of $21,041 for total proceeds of $36,933 for a net gain of $15,892, and included in exploration and evaluation expenditures is a loss on disposal of property and equipment with a net book value of $6,490.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

7. NOTES RECEIVABLE

On February 5, 2015, the Company entered into a convertible loan agreement with IG Copper, LLC (“IGC”), an associated company of EMX (Note 8) allowing IGC to borrow up to a maximum of US$500,000. The loan carried an interest rate of 8% per annum and the full amount of the principal and interest was due January 3, 2017. The full US$ 500,000 had been drawn and during the year ended December 31, 2016, the Company entered into an amended and restated loan agreement with IGC such that the IGC Loan shall include any additional sums that were advanced by the Company to, or paid by the Company on behalf of IGC from time to time prior to January 3, 2017. As such, US$198,953 of expenses paid by the Company on behalf of IGC were added to the IGC Loan.

At any time prior to the maturity date, the Company had the right to convert all or any part of the outstanding amount of the loan into membership units at US$6.00 per unit. If IGC completed a financing at less than US$6.00 per unit, the conversion price will be adjusted to the price used in the financing. Each membership unit represents a single membership interest in IGC. Additionally, if subsequent to the date of the Amended Agreement, IGC completes a financing and, as part of that financing, issues warrants to purchase Units or other securities of IGC, then the Company shall be entitled, upon conversion of the IGC Loan and accrued and unpaid interest, to also receive warrants to purchase Units or other securities of IGC on the same terms as the warrants issued in such financing.

During fiscal 2016, the Company advanced an additional US$400,000. On August 15, 2016, the Company converted the full amount of the outstanding loan, US$1,184,511 inclusive of accrued interest of US$85,558, at US$5.00 per unit, which was the unit price of the most recently completed financing, into 236,902 membership units and 236,902 warrants of IGC.

During the year ended December 31, 2017, the Company issued convertible notes to IGC allowing IGC to borrow up to US$750,000. The notes carried an interest rate of 8% per annum and the full amount of the principal and interest is due 12 months from the date of the note. The full US$750,000 was drawn. At any time prior to the maturity date, the Company had the right to convert all or any part of the principal sums and accrued interest into membership Units of IGC at US$5.00 per Unit. Each membership Unit consists of one Membership Interest and one warrant to purchase one Membership Interest for US$6.00 during a period of 12 months from the conversion date.

The notes receivable consisted of two components: the note receivable component and the equity conversion option. At initial recognition the fair value of the equity conversion option was estimated to be $79,220. The fair value of the note receivable component was estimated at $926,057. The note receivable component is accreted over its expected term using the effective interest method at an effective rate of approximately 18%. For the year ended December 31, 2017, the Company recorded $51,877 of interest income, as well as a foreign exchange loss of $38,401. On November 30, 2017, the Company converted the full amount of the outstanding loans, $1,017,540 (US$789,967) inclusive of accrued interest of $51,877 (US$39,967), at US$5.00 per unit, which was the unit price of the most recently completed financing, into 157,993 membership units and 157,993 warrants of IGC.

On October 16, 2017, the Company issued notes receivable to Revelo Resources Corp., a related party by way of a common director for the principal amount of $400,000. The note was due on December 31, 2017, together with accrued interest at a rate of 1% per month and a bonus of $20,000. As at December 31, 2017, the balance owed to the Company pursuant to the note was $429,973 including accrued interest and bonus fee. The Company is negotiating the terms of repayment.

8. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 41% (2016 – 39%; 2015 – 42%) equity investment in IGC. At December 31, 2017, including the conversion of convertible notes, cash purchases of shares, and interest on any balances due from IGC, the Company has invested an aggregate of US$11,354,977 towards its investment (2016 - US$8,967,010; 2015 - US$7,782,500). At December 31, 2017, the Company’s investment including dilution gains, less its share of accumulated equity losses was $7,578,989 (2016 - $4,992,823). The Company’s share of the net loss for the year ended December 31, 2017 was $994,548 (2016 - $1,295,568; 2015 - $1,062,146).

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

8. INVESTMENTS IN ASSOCIATED COMPANIES (Continued)

The Company has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

As at December 31, 2017, associated companies’ aggregate assets, aggregate liabilities and net loss for the year ended are as follows:

December 31, 2017	IGC
Aggregate assets	$6,127,735
Aggregate liabilities	(1,108,694)
Loss for the year	(2,713,490)
The Company's ownership %	41%
The Company's share of loss for the year	(994,548)

As at December 31, 2016, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2016	IGC
Aggregate assets	$6,884,378
Aggregate liabilities	(1,471,260)
Loss for the year	(3,216,120)
The Company's ownership %	39%
The Company's share of loss for the year	(1,295,568)

During the year ended December 31, 2017, the Company recognized a dilution gain of $503,543 (2016 - $982,634) related to the Company’s change in ownership percentage as a result of IGC’s share issuance for cash proceeds and loan conversions.

9. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At December 31, 2017 and 2016, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	December 31, 2017	December 31, 2016
Asia Pacific	Various	$-	$81,124
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Sisorta	-	-
	Trab	78,587	78,587
United States	Superior West, Arizona	867,096	1,000,479
of America	Yerington, Nevada	304,568	393,095
Total		$1,841,966	$2,145,000

During the year ended December 31, 2017, the Company received a $133,383 (US$100,000) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott Exploration Company (“Kennecott”). The Company also received the annual option payment related to an option agreement with Mason Resources Corp (“Mason”) for $88,527 (US$75,000) and applied against the Yerington project. Also during the year ended December 31, 2017, the Company sold the wholly owned Australian subsidiary that held the Koonenberry licences in Australia. As part of the sale, the Company transferred the ownership of the Koonenberry property which had a capitalized cost of $81,124.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (continued)

During the year ended Dececmber 31, 2016, the Company received a $129,820 (US$100,000) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott Exploration Company (“Kennecott”) applied against the Superior West capitalized costs. Also during the year ended December 31, 2016, the Company sold its Sisorta project in Turkey and all capitalized costs were recovered.

During the year ended December 31, 2015 the Company wrote-off $56,085 of capitalized exploration costs related to the termination of a 1% net smelter returns royalty (“NSR”) agreement on one of its interests in Haiti.

Sweden and Norway Licenses

The Company holds certain exploration permits in Sweden and Norway. There are no specific spending commitments on the Swedish licenses and permits.

On February 14, 2017, the Company completed an agreement to sell certain wholly owned subsidiaries in Sweden previously announced in November 2016, to Boreal Metals Corp. (“BMC”)(TSX-V: BMX), a British Columbia corporation. Pursuant to the agreement BMC acquired two wholly-owned subsidiaries of the Company that control the Gumsberg and Adak exploration assets in Sweden and the Tynset and Burfjord assets in Norway. In exchange for the transfer of its wholly-owned subsidiary Iekelvare AB, which owns the Gumsberg and Adak properties, and its entire interest in its wholly-owned subsidiary EMX Exploration Scandinavia AB, which owns the Tynset and Burfjord properties BMC must complete the following:

•

BMC issued 1,713,390 common shares to EMX representing a 19.9% equity ownership in BMC. BMC had thecontinuing obligation to issue additional shares of BMC to EMX to maintain its 19.9% interest in Boreal, at no additional cost to EMX, until BMC raised CAD $5,000,000 in equity (completed). EMX now has the right to participate pro-rata in future financings at its own cost to maintain its 19.9% interest in Boreal.

•	BMC also agreed to reimburse SEK 550,000 ($81,996, received) to the Company for license fees related to the Adak license.
•

As part of the agreement, EMX will receive an uncapped 3% NSR royalty on each of the properties. Within five years of the closing date, BMC has the right to buy down up to 1% of the royalty on any given project by paying EMX US$2,500,000 in cash and shares of BMC. Such buy down is project specific.

•

Additionally, EMX will receive annual advance royalty (“AAR”) payments of US$20,000 for each of the properties commencing on the second anniversary of the closing, with each AAR payment increasing by US$5,000 per year until reaching US$60,000 per year, except that BMC may forgo AAR payments on two of the four Properties in years two and three.

•

EMX will also receive a 0.5% NSR royalty on any new mineral exploration projects generated by BMC in Sweden or Norway, excluding projects acquired from a third party containing a mineral resource or reserve or an existing mining operation. These royalties are not capped and not subject to a buy down.

•	As part of the agreement, EMX also has the right to nominate one seat on the Board of Directors of BMC.

Pursuant to the sale agreement, the Company received 1,713,390 shares of BMC on signing and valued the shares received at $0.05 per share or $85,670, and paid a US$12,000 ($15,862) finders fee. Subsequent to signing, pursuant to equity and private placements completed by BMC, BMC issued EMX a further 7,492,492 shares to EMX valued at $1,290,998. Pursuant to the sale agreement, EMX has recorded a total gain on sale of $1,393,224. As at December 31, 2017, EMX held 9,205,882 shares of BMC representing approximately a 17.8% interest.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Sweden and Norway Licenses (continued)

In December 2017, the Company executed an option agreement for the sale of the Slättberg licenses in Sweden to Sienna Resources Inc. (“Sienna”) (TSX-V: SIE). As part of the agreement, Sienna can earn a 100% interest in the project during a one-year option period by completing the following:

•	On signing the agreement, Sienna issued EMX 3,000,000 common shares of Sienna stock valued at $750,000;
•	As a condition to the exercise of the option, Sienna must undertake work commitments of at least $500,000 on the project, including drilling of at least 750 meters.
•	Upon exercise of the option, issue to EMX an additional 3,000,000 common shares of Sienna, and EMX will receive a 3% NSR royalty on the project.
•

After exercise of the option, Sienna will use commercially reasonable efforts to raise $3,000,000 for development of the project and other activities. Once Sienna has raised that amount, Sienna will issue an additional 4,000,000 common shares to EMX. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its interest in Sienna.

•	Within six years of the execution of the agreement, Sienna may purchase 0.5% of the NSR royalty for $1,500,000, leaving EMX with a 2.5% NSR royalty.

United States

Aguila de Cobre, Arizona

On July 30, 2015, the Company, through its wholly-owned subsidiary Bronco Creek Exploration Inc. (“BCE”), entered into an option agreement to sell the Aguila de Cobre property for a combination of cash payments and work commitments. The agreement grants Kennecott Exploration Company (“KEX”), part of the Rio Tinto Group, the option to acquire a 100% interest in the property.

During April 2016, KEX terminated its option to aquire the interest in the property.

Cathedral Well, Nevada

In June 2014, the Company signed an exploration and option agreement through its wholly-owned subsidiary BCE, with Ely Gold and Minerals Inc. (“Ely Gold”) (TSX Venture: ELY) to earn a 100% interest in the Cathedral Well project by paying EMX a total of US$100,000 over the next three years after which the Company will retain a 2.5% NSR royalty, inclusive of an underlying 0.5% NSR royalty. Ely Gold completed their earn-in for the property in November of 2016 through a trade with EMX, whereby a subsidiary of Ely Gold executed a quit claim deed for certain mining claims adjacent to EMX’s Spring Canyon property in Nevada in lieu of its last US$25,000 option payment. In December 2016, Ely Gold announced it had optioned the property to Colorado Resources Ltd. (TSX-V: CXO).

Hardshell Skarn, Arizona

The Company holds a 100% interest in the Hardshell Skarn property comprised of certain unpatented federal lode mining claims.

In October 2015, the Company signed an exploration and option agreement through its wholly-owned subsidiary FOBC LLC, with Arizona Mining Inc, to earn a 100% interest in the project by paying the Company a total of US$85,000 as follows: US$25,000 (received) upon execution of the agreement and US$60,000 (received) over the next three years. In 2017, Arizona Mining earned a 100% interest in the project under the agreement by accelerating and completing the required US$85,000 in cash payments. The Company now retains a 2% NSR. After exercise of the option, annual advanced royalty payments of US$5,000 commence on the first anniversary of the exercise of the option. After commencement of commercial production, the Company is due payments of US$5,000 or the royalty coming due that year, whichever is greater.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

United States (continued)

Greenwood Peak, Arizona

In November 2017, EMX executed an Option Agreement with a wholly owned subsidiary of Antofagasta plc (“Antofagasta”) (LSE: Anto) wherby Antofagasta can earn a 100% interest in the Greenwood Peak project by: a) reimbursing EMX’s acquisition costs and making annual option payments, together totaling US$630,000 ($30,000 received), and b) completing US$4,500,000 in work expenditures within the five year option period. Upon exercise of the option EMX will retain a 2% NSR royalty on the project, which is not capped and not subject to buy-down. After exercise of the option, annual advance royalty and milestone payments will be due to EMX.

Copper Springs, Copper King, and Red Top Properties, Arizona

In September 2013, the Company, through its wholly owned subsidiary BCE, entered into option agreements to sell the Copper Springs, Copper King, and Red Top projects for a combination of cash payments, work commitments, and common shares. The agreements grant Desert Star Resources Ltd. (“Desert Star”), a TSX-V listed company, the option to acquire a 100% interest in each of the projects.

Desert Star delivered 1,050,000 common shares of Desert Star and is required to incur a minimum of US$5,000,000 in exploration expenditures by the seventh anniversary of the signing date, and making additional milestone payments to the Company.

Copper Springs, Arizona

In January, 2015, Desert Star terminated its interest in the Copper Springs project and the Company regained 100% control of the project.

On February 25, 2017, through BCE, the Company executed an Option Agreement for Copper Springs with Anglo American Exploration (USA), Inc. (“Anglo American”). Anglo American can earn a 100% interest in the project by: a) reimbursing 2016 holding and permitting costs and making annual option payments, together totaling US$447,000 ($82,000 received), and b) completing US$5,000,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option, Anglo American will pay EMX an additional US$110,000 and EMX will retain a 2% NSR royalty on the project. The royalty is not capped or purchasable, except over two parcels of Arizona State Land where Anglo American can buy a 0.5% NSR royalty from EMX for US$2,000,000. After exercise of the option, annual advanced minimum royalty (“AMR”) payments and milestone payments will be due to EMX.

Copper King, Arizona

On September 1, 2014, and July 21, 2015 the Copper King agreement was amended, extending the 2nd anniversary payments and work commitments into 2016. On March 1, 2016, Desert Star terminated its option on the Copper King project. In October 2016, the Company, through BCE, entered into an option agreement to sell the Copper King property for a combination of cash payments and work commitments. The agreement grants Kennecott the option to acquire a 100% interest in the property.

Pursuant to the Agreement, Kennecott can earn a 100% interest in the Project by (a) reimbursing the 2016 holding costs and making option payments, together totaling US$504,314 (US$79,314 received), and (b) completing US$4,000,000 in exploration expenditures before the fifth anniversary of the Agreement Upon exercise of the option EMX will retain a 2% NSR royalty on the project which is not capped or purchasable.

After exercise of the option, AMR payments and milestone payments will be due to EMX.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

United States (continued)

Red Top, Arizona

On September 1, 2014, and July 31, 2015 the Red Top agreement was amended extending the 2nd anniversary payments and work commitments into 2016. In January 2017 Desert Star terminated its option on the Red Top project and returned 100% control of the project to BCE.

Buckhorn Creek and Frazier Creek Properties, Arizona and Nevada

In October 2013, the Company, through its wholly owned subsidiary BCE, entered into option agreements to sell the Frazier Canyon and Buckhorn Creek projects for a combination of cash payments, work commitments, and common shares. The agreements granted Savant Explorations Ltd. (“Savant”), a TSX-V listed company, the option to acquire a 100% interest in each of the projects.

On April 27, 2015, Savant terminated its option to acquire the Frazier Creek property and the Company relinquished all mineral rights on the Frazier Creek property. On September 24, 2015, Savant terminated its interest in the Buckhorn Creek property with the Company retaining 100% ownership of the property.

Superior West, Arizona

The Company holds a 100% interest in the mineral rights comprised of certain federal unpatented mining claims, located on Tonto National Forest lands and unpatented federal mining claims under option. The Company also may earn a 100% interest in additional adjacent claims under option from a third party for cash payments totaling US$1,000,000 on or before January 2017 and subject to a 2% NSR Royalty, 1% of which may be purchased for US$2,000,000 in 0.5% increments. The Company exercised the option in December 2016, and retains a 100% interest in the project.

On May 4, 2015, the Company entered into an exploration and option to purchase agreement, through its wholly owned subsidiary BCE, for the Superior West project with Kennecott. Pursuant to the agreement, Kennecott can earn a 100% interest in the project by making cash payment upon execution of the agreement of US$149,187 (received), and thereafter completing US$5,500,000 in exploration expenditures and paying annual option payments totaling US$1,000,000 (US $100,000 received in March 2016, and US$100,000 received in January 2017 ) before the fifth anniversary of the agreement. For the execution payment, US$50,000 ($52,500) was applied against the Superior West capitalized costs, and the balance of US$99,187 was a direct reimbursement to the Company for holding costs to maintain the property in good standing. Upon exercise of the option EMX will retain a 2% NSR royalty on the properties. Kennecott has the right to buy down 1% of the NSR royalty from underlying claim holders by payment of US$4,000,000 to EMX.

Kennecott has maintained or exceeded any minimum requirements for expenditures on the project and the agreement remains in good standing.

Mineral Hill, Wyoming

In October 2016, the Company, through its wholly-owned subsidiary BCE, entered into an option agreement with Coeur Explorations, Inc., a subsidiary of Coeur Mining, Inc. (NYSE: CDE) (“Coeur”) to acquire a 100% interest in the property. The Company’s Mineral Hill project is held under a pooling agreement with a private group, Mineral Hill L.P. (“MHL”), with all proceeds split 50:50, except for the sale of surface rights associated with several patented mining claims.

Pursuant to the Agreement, Coeur may acquire a 100% interest in the Property by a) making yearly option payments, beginning upon execution of the Agreement, totaling US$435,000 (US$10,000 received upon execution, US$15,000 received in October 2017), b) making exploration expenditures totaling US$1,550,000 on or before the fifth anniversary of the agreement, and c) paying US$250,000 upon exercise of the option.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

United States (continued)

Upon exercise of the option, EMX and MHL will retain a 4% NSR royalty, of which Coeur may purchase up to 1.5% of the NSR royalty if, within sixty days after the completion of a PEA, Coeur purchases the first 0.5% for US$1,000,000. Coeur may purchase an additional 0.5% or 1% of the NSR royalty at any time thereafter for US$2,000,000 per 0.5% interest (maximum total buy down of 1.5%), with EMX and MHL retaining a 2.5% interest.

After the option exercise, EMX and MHL will receive annual advance minimum royalties of US$150,000 and, upon completion of a feasibility study, a milestone payment of US$1,000,000.

Ophir, Utah

In October 2016, the Company completed the sale of five patented mining claims comprising its Ophir property in Utah, through its wholly owned subsidiary Bullion Monarch Mining Inc., to Kennecott. The terms of the sale include a cash payment of US$75,000 (received) to EMX at closing, with the Company retaining a 2% NSR royalty on the property.

Yerington West, Nevada

The Yerington West property is comprised of certain unpatented federal mining claims located on lands administered by the BLM. Yerington West is under an Option Agreement, dated September 24, 2009 originally with Entrée Gold Inc. ("Entrée"), and now is with Mason Resources Corp. ("Mason") (TSX: MNR) as a result of a 2017 "spin out" whereby Entrée transferred the Ann Mason project, which includes EMX's Yerington West property, into Mason, a newly incorporated company.

Under the agreement, Mason can earn up to an 80% interest in the project by a) incurring expenditures of $1,000,000, making cash payments of $140,000, and issuing 85,000 shares within three years (completed by Entrée), b) making aggregate advance royalty payments totaling $375,000, being US$50,000 per year between the fifth and seventh anniversaries (received), and $75,000 per year between the eighth and tenth anniversaries ($75,000 received during the year ended Dececmber 31, 2017); and (c) delivering a feasibility study before the tenth anniversary of the agreement. Under the agreement, once earn-in has been completed, EMX can convert its interest to a 2.5% NSR. Mason has the option to buy down 1.5% of the NSR for US$4,500,000 million.

Various

The Company holds interests acquired by staking in several jurisdictions including Utah, Nevada, Arizona, Colorado and Wyoming.

Turkey

The Company has acquired numerous exploration licenses in Turkey for which there are no specific spending commitments.

Akarca Property

On June 20, 2013, the Company entered into an option agreement to sell its 100% interest in AES Madencilik A.S. ("AES Turkey"), a Turkish corporation that controls the Akarca property, for a combination of cash payments, gold bullion, work commitments, and a royalty interest to Çolakoglu, a privately owned Turkish company.

Colakoglu paid $350,000 and completed drilling requirements on the project and was required to pay additional amounts to earn its interest. In October, 2015, Çolakoglu advised EMX that it decided to forego exercising the option and the Company regained 100% control of the Akarca project.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Turkey (continued)

Effective July 29, 2016, the Company entered into a share purchase agreement for the sale of AES Madencilik A.S. (“AES”), the wholly-owned EMX subsidiary that controls the Akarca gold-silver project in western Turkey, to Çiftay inşaat Taahhüt veTicaret A.Ş. ("Çiftay"), a privately owned Turkish company.

The terms of the sale provide payments to EMX as summarized below (gold payments can be made as gold bullion or the cash equivalent):

•	US$2,000,000 cash payment ($2,630,760) to EMX upon closing of the sale (received);
•

500 ounces of gold every six months commencing February 2, 2017 up to a cumulative total of 7,000 ounces of gold. Received US$601,825 in February, 2017 and US$634,825 in July, 2017, and credited against accounts receivable. Receipt of these payments leaves a pre-production total of 6,000 ounces of gold (or the cash equivalent) to be paid to EMX.

•	7,000 ounces of gold within 30 days after the commencement of commercial production from the Property provided that prior gold payments will be credited against this payment;
•	250 ounces of gold upon production of 100,000 ounces of gold from the Property;
•	250 ounces of gold upon production of an aggregate of 500,000 ounces of gold from the Property;
•	A sliding-scale royalty in the amount of the following percentages of production returns after certain deductions (“Royalty”) for ore mined from the Property:

o	For gold production: 1.0% on the first 100,000 ounces of gold; 2.0% on the next 400,000 ounces of gold; 3.0% on all gold production in excess of 500,000 ounces produced from the Property, and;
o	For all production other than gold production: 3.0%.

•	The Royalty is uncapped and cannot be bought out or reduced.

In addition, Çiftay must conduct a drilling program of at least 3,000 meters on the Property during each 12-month period commencing on August 5, 2016 until commencement of commercial production.

Pursuant to the agreement, Çiftay has guaranteed the future payments of 2,500 ounces of gold, or cash equivalent. As at December 31, 2017, the Company has recorded a receivable of $2,447,595 (including $167,718 of accreted interest income) related to the guaranteed payments which was estimated using a valuation model that requires significant judgments and assumptions, including to future metal prices and discount rates. Included in the calculation for the year ended December 31, 2017, the Company used a long term gold price of US$1,332 per ounce and a discount rate of 6%.

The sale of AES resulted in a gain of $6,683,560, resulting from proceeds of $6,737,452, less the net assets of AES of $53,892 which is included in the gain on acquisition and sale of exploration and evaluation assets for the year ended December 31, 2016.

Subsequent to December 31, 2017, EMX received a payment of US$665,525 on February 5, 2018, as the cash equivalent to the third 500 ounce gold bullion payment to be made under the terms of the agreement.

Sisorta Property

On April 2, 2012, the Company and Chesser Resources Ltd (“Chesser”) executed an agreement to sell the Sisorta property to Çolakoglu Ticari Yatrim A.S. (“Çolakoglu”) for a combination of option payments and expenditure requirements. Çolakoglu terminated the option effective March 21, 2013, leaving Chesser and the Company with a 51% and 49% interest in the Sisorta project, respectively. Until March 2015, the Company accounted for its 49% interest as an Investment in Associated Company and had written down the value of the investment to $Nil due to the pick-up of its share of net losses in the associated company. On March 20, 2015, Chesser and the Company signed definitive agreements pursuant to which the Company acquired all of Chesser’s interest in the Sisorta project for a total purchase price of $156,800 (AUD$162,092). As a result of the purchase, the Company recorded a gain on acquisition of $26,407, and $131,440 of the purchase price was allocated to exploration and evaluation assets.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Turkey (continued)

Effective July 1, 2016, the Company entered into a share purchase agreement for the sale of EBX Madencilik A.S. (“EBX”), a wholly-owned subsidiary that controlled the Sisorta gold property in Turkey, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company.

The agreement provides for Bahar's staged payments to EMX as summarized below:

•	US$250,000 cash payment ($332,969) to EMX upon closing of the sale (received).
•	Annual cash payments of US$125,000 (received) beginning on July 1, 2017 until commencement of commercial production from the Property.
•	3.5% of production returns after certain deductions (“NSR Payment") for ore mined from the Property that is processed on-site (increased to 5% if the ore is processed off-site).
•	The Advance Cash Payments will be credited at a rate of 80% against the NSR Payment payable after commercial production commences.
•	The NSR Payment is uncapped and cannot be bought out or reduced.

Pursuant to the sale of Sisorta, during the year ended December 31, 2016, the Company paid a finders fee of US$48,740 ($63,549) and recorded a gain on the sale of EBX of $86,041 which is included in the gain (loss) on acquisition and sale of exploration and evaluation assets. The future annual cash payments are not accrued as there is no guarantee of payment, and the shares of EBX could be returned if the payments are not made.

Balya Property

EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to Dedeman Madencilik San ve Tic. A.S. ("Dedeman"), a privately owned Turkish company, in 2006. The Balya royalty due to EMX from 2016 production totaled US$154,299, from which Dedeman's earlier advance royalty payment of US$100,000 was credited, resulting in an adjusted payment to EMX of US$54,299 . Including applicable taxes in Turkey, $40,217 (US$30,762) has been included in royalty income. The AMR’s and net royalty payments have been included in Royalty income.

Golcuk Transfer and Royalty Agreement

On July 17, 2012, amended on January 29, 2013, and amended again by a second amending agreement dated as of November 8, 2016, the Company entered into an agreement with Pasinex Resources Limited (“PRL”) to transfer a 100% interest in the Golcuk property in exchange for PRL issuing shares to the Company as follows,

•	500,000 PRL shares on the initial issuance date (received during the year ended December 31, 2013 and valued at $27,500 or $0.055 per share);
•	An additional 500,000 PRL shares on or before the first anniversary of the initial issuance date (received during the year ended December 31, 2014 and valued at $25,000 or $0.05 per share);
•	An additional 1,000,000 PRL shares on or before the second anniversary of the initial issuance date (received in February 2015 and valued at $115,000 or $0.115 per share); and,
•	An additional 1,000,000 PRL Shares on or before the third anniversary of the initial issuance date (received in February 2016 and valued at $55,000 or $0.055 per share).

In addition to the transfer of shares, Pasinex will then pay the Company a 2.9% NSR royalty from production. Pasinex may pay the first minimum royalty payment by delivering 664,483 common shares in the capital of PRL to the Royalty Holder on or before November 30, 2016 (received valued at $79,738). Pasinex has the option of purchasing 0.9% of the royalty for US$1,000,000 prior to the 6th anniversary of the effective date of the agreement. In 2017 EMX received 224,150 shares of Pasinex and US$49,204 in cash for the advance royalty payment due in September, 2017.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Turkey (continued)

Tumad Agreement - Trab-23

The Trab-23 property is located in northeast Turkey. In February 2013 Tumad Madencilik San.Ve TIC, A.S. (“Tumad”), executed an option agreement (the “Trab-23 Agreement”) to acquire Trab-23 from the Company. The Trab-23 Agreement provides an upfront transfer of the two licenses to Tumad, in-ground spending requirements, a revenue stream of annual earn-in and pre-production payments, and a revenue stream based upon production. The Trab-23 Agreement is contingent upon approval by Turkey’s General Directorate of Mining Affairs ("MIGEM") to combine the two licenses into a single exploitation license. This license combination and transfer occurred on September 11, 2014 (the “Transfer Date”). Provided that Tumad has made the payments and performed the work described in the Trab-23 Agreement, on or before September 11, 2017 Tumad may exercise its option to retain the property, and after such election, shall pay annual minimum royalties of US$100,000 commencing upon the first anniversary of such exercise. Upon production from the Trab-23 licenses, Tumad will pay the Company a 3% NSR royalty from production. The annual minimum royalties will be credited to 80% of the NSR royalty then payable.

Tumad's payment and drill requirements have not been met and Tumad terminated the agreement in 2017, and is currently in the process of returning the property to 100% EMX control.

Ferrite Agreement - Alankoy

On December 20, 2013, the Company signed an Exploration and Option Agreement (the “Alankoy Agreement”) with Ferrite Resources Ltd. (“Ferrite”), a privately-held Australian company, whereby Ferrite had the option to acquire the Company’s subsidiaries that hold the Alankoy project, with the Company retaining a 3% NSR. To do so, Ferrite paid US$35,000 upon signing and must expend at least US$200,000 on exploration activities each year for the three years after June 3, 2014 (the Effective Date). In addition, Ferrite is required to make annual deliveries of gold bullion to the Company as Advanced Annual Royalties (AARs) on each anniversary of the Effective Date.

In October 2015, Ferrite informed the Company they would not continue with the option agreement and paid to EMX US$25,000 ($33,205) related to reimbursement of expenditures owed by Ferrite.

Alankoy Property – Black Sea Copper & Gold Agreement

On November 23, 2015, the Company signed an Exploration and Option Agreement with Black Sea Copper & Gold Corp. (“Black Sea”), a privately-held British Columbia corporation, for the Alankoy copper-gold property in northwestern Turkey, whereby Black Sea has the option to acquire the Company’s subsidiaries that hold the Alankoy project, with the Company retaining a 3% production royalty. To do so, Black Sea paid US$25,000 (received $35,408 in January 2016) upon signing and must incur certain exploration expenditure milestones.

In February 2017, the Company received notification that 0955767 B.C Ltd (Formerly Black Sea) was terminating the Alankoy agreement and paid US$16,439 to EMX for reimbursement of costs. EMX has regained 100% control of the project.

Aktutan Property

EMX has a royalty interest in the Aktutan polymetallic project sold to Dedeman in 2007 for considerations that include a 4% uncapped NSR and annual advance royalty payments. During the year ended December 31, 2017, EMX received two advanced royalty payments on its Aktutan property for $261,473 (US$200,000) from Dedeman.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Australia exploration licenses

The Company’s Australian properties are comprised of contiguous exploration licenses along the Koonenberry gold belt in New South Wales, Australia. The Australian properties are acquired either directly through staking or through agreements with license holders.

Koonenberry Property

In February 2014, the Company signed an exploration and option agreement with North Queensland Mining Pty Ltd. (“NQM”), a privately-held Australian company, giving NQM the right to acquire the Company’s Koonenberry exploration licenses in New South Wales, Australia. NQM will bear responsibility of satisfying all existing work commitments and honoring all underlying property agreements during the term of the agreement. NQM has the option to earn a 100% interest in the EMX subsidiary that holds the licenses, with EMX retaining a 3% production royalty.

In 2017, Koonenberry Gold Pty Ltd. (“KNB”) completed the earn-in requirements under the exploration and option Agreement between NQM and the Company, and elected to acquire EMX’s Koonenberry exploration licenses. KNB, a private Australian company, is the successor in interest to NQM under the agreement. The Company transferred its wholly-owned subsidiary, EMX Exploration Pty Ltd, the holder of the Koonenberry licenses, to KNB. EMX retains a 3% royalty on all future production from the Koonenberry licenses. As a result of this transaction, all of EMX’s interests in the Koonenberry gold project have now been converted to royalties. As a result of the sale, the Company recorded a loss of $87,987 being the capitalized costs of the Koonenberry property and field equipment with a book value of $6,866 transferred to KNB at the time of sale.

New Zealand exploration licenses

In September 2014, and amended in December 2015 the Company signed an option agreement with Land & Mineral Limited (“L&M”), a privately-held Australian company, giving L&M the right to acquire Hauraki Gold Ltd. (“Hauraki”), the wholly-owned EMX subsidiary that controls the Neavesville gold-silver property located in the Hauraki goldfield of New Zealand’s North Island. The purchase and sale agreement included an execution payment of $100,000 ($50,000 received on signing in 2015, and $50,000 received in May 2016, being the balance of the execution payment) and a series of anniversary and milestone payments equal to a certain amount of troy ounces of gold. Pursuant to the agreement, In September 2016, the Company received a $129,562 payment equivalent to a required payment of 75 troy ounces of gold.

Haiti exploration permits

Eurasian and joint venture partner Newmont Ventures Limited (“Newmont”), a wholly owned subsidiary of Newmont Mining Corporation (collectively, the “JV”), had the right to establish specific exploration areas along the trend of Haiti’s Massif du Nord mineral belt. Newmont was funding and managing six joint venture Designated Projects (“DP’s”) across the exploration areas. The Company’s work on the 100% controlled Grand Bois gold-copper project is outside of the JV with Newmont.

On November 2, 2015, the Company terminated the EMX –Newmont JV that covered the six designated exploration areas and sold its interest in Haiti to Newmont for a $5,277,542 (US$4,000,000) cash payment and a retained 0.5% NSR royalty interest.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the year ended December 31, 2017, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Scandinavia	USA				Turkey	Asia Pacific			Other	Total
		Kennecott Exploration	Anglo American	Other USA	Total		New Zealand	Other	Total
Administration Cost	$67,159	$74	$292	$185,833	$186,199	$65,877	$40,765	$10,669	$51,434	$6,073	$376,742
Assays	24,972	7,727	-	6,031	13,758	940	-	-	-	-	39,670
Drilling / Trenching	13,509	370	-	89,142	89,512	-	-	-	-	-	103,021
Land and Legal	73,870	-	-	198,126	198,126	23,062	3,511	15,334	18,845	9,534	323,437
Logistics	26,040	8,326	6,168	187,423	201,917	1,379	-	-	-	-	229,336
Personnel	566,367	35,565	18,052	1,593,930	1,647,547	175,649	13,606	106,659	120,265	44,619	2,554,447
Property Cost	347,792	363	39,396	901,022	940,781	27,130	3,965	25,238	29,203	-	1,344,906
Professional Services	77,768	-	-	6,498	6,498	93,506	-	72,497	72,497	27,180	277,449
Share Based Payments	111,887	-	-	476,569	476,569	52,362	5,318	28,456	33,774	64,993	739,585
Technical Studies	17,921	10,370	-	2,554	12,924	-	-	34,506	34,506	31,873	97,224
Travel	118,904	735	-	104,249	104,984	11,584	1,567	6,844	8,411	4,419	248,302
Total Expenditures	1,446,189	63,530	63,908	3,751,377	3,878,815	451,489	68,732	300,203	368,935	188,691	6,334,119
Recoveries	(239,088)	(69,812)	(167,690)	(166,028)	(403,530)	(21,338)	(26,434)	(31,578)	(58,012)	-	(721,968)
Operator fees	-	(7,451)	-	(22,319)	(29,770)	-	-	-	-	-	(29,770)
Option Payments & Shares Received	(750,000)	(64,901)	-	(110,333)	(175,234)	(122,326)	-	-	-	-	(1,047,560)
Other Property Income	-	(2,090)	(714)	(55,594)	(58,398)	-	(5,349)	-	(5,349)	-	(63,747)
Total Recoveries	(989,088)	(144,254)	(168,404)	(354,274)	(666,932)	(143,664)	(31,783)	(31,578)	(63,361)	-	(1,863,045)
Net Expenditures	$457,101	$(80,724)	$(104,496)	$3,397,103	$3,211,883	$307,825	$36,949	$268,625	$305,574	$188,691	$4,471,074

During the year ended December 31, 2017, The Company:

•	Received or accrued $239,088 in expenditures recovered from Boreal in Sweden;
•	Received 3,000,000 common shares of Sienna valued at $750,000;
•	Received a $65,368 (US$50,000) option payment related to an exploration and option to purchase agreement for the Copper King project with Kennecott;
•	Received as part of the Copper Springs option agreement with Anglo American, US$ 82,000 ($106,436) as reimbursement of previously paid land holding costs; and
•

Recorded an option payment from Pasinex pursuant to a property agreement on the Company’s Golcuk property for the equivalent to 75 ounces of gold in the form of $61,805 (US$49,204) cash and 224,150 shares of Pasinex valued at $60,521.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

During the year ended December 31, 2016, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Scandinavia	USA				Turkey			Asia Pacific			Other	Total
		Kennecott Exploration	Desert Star Resources	Other USA	Total	Akarca	Other	Total	New Zealand	Other	Total
Administration Cost	$37,498	$109	$25	$157,106	$157,240	$27,055	$92,397	$119,452	$2,220	$9,520	$11,740	$24,650	$350,580
Assays	8,596	845	-	6,635	7,480	676	-	676	-	-	-	-	16,752
Drilling / Trenching	76,687	314,972	-	91	315,063	44,283	14,679	58,962	-	-	-	-	450,712
Land and Legal	48,632	-	-	182,160	182,160	39,603	160,831	200,434	-	23,778	23,778	40,384	495,388
Logistics	14,535	57,164	1,822	70,590	129,576	13,810	5,708	19,518	-	9,155	9,155	5,282	178,066
Personnel	195,223	118,679	12,676	1,420,907	1,552,262	297,586	264,527	562,113	-	99,751	99,751	171,881	2,581,230
Property Cost	165,640	2,677	39,460	485,365	527,502	154,526	32,426	186,952	37,230	47,219	84,449	-	964,543
Professional Services	135,527	-	-	13,664	13,664	61,577	22,029	83,606	496	1,772	2,268	17,625	252,690
Share Based Payments	40,285	-	-	295,008	295,008	32,805	69,020	101,825	-	17,673	17,673	48,066	502,857
Technical Studies	106,093	42,666	-	16,107	58,773	38,383	6,544	44,927	-	11,397	11,397	163,444	384,634
Travel	63,571	-	-	103,478	103,478	16,310	31,479	47,789	-	6,861	6,861	16,382	238,081
Total Expenditures	892,287	537,112	53,983	2,751,111	3,342,206	726,614	699,640	1,426,254	39,946	227,126	267,072	487,714	6,415,533
Recoveries	-	(555,217)	(51,833)	(21,938)	(628,988)	(43,550)	-	(43,550)	-	(48,781)	(48,781)	-	(721,319)
Operator fees	-	(56,271)	(1,263)	-	(57,534)	-	-	-	-	-	-	-	(57,534)
Option Payments *	-	(24,720)	-	(125,890)	(150,610)	-	(170,146)	(170,146)	(180,476)	-	(180,476)	-	(501,232)
Other Property Income	-	(9,720)	(265)	(39,755)	(49,740)	-	(56,466)	(56,466)	(27,243)	-	(27,243)	(2,040)	(135,489)
Total Recoveries	-	(645,928)	(53,361)	(187,583)	(886,872)	(43,550)	(226,612)	(270,162)	(207,719)	(48,781)	(256,500)	(2,040)	(1,415,574)
Net Expenditures	$892,287	$(108,816)	$622	$2,563,528	$2,455,334	$683,064	$473,028	$1,156,092	$(167,773)	$178,345	$10,572	$485,674	$4,999,959

*The Company received a $129,820 (US$100,000) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott applied as to $105,100 to the Superior West capitalized costs, and $24,720 to exploration recoveries.

Significant components of “Other” total exploration expenditures for the year ended December 31, 2016 were Haiti - $148,455; Austria - $48,767; and other general exploration costs in Europe totalling - $146,159.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

During the year ended December 31, 2015, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Scandinavia	USA				Turkey			Asia Pacific			Other *	Total
		Kennecott Exploration	Desert Star Resources	Other USA	Total	Akarca	Other	Total	New Zealand	Other	Total
Administration Cost	$61,523	$676	$1,271	$127,873	$129,820	$16,296	$43,532	$59,828	$4,767	$2,932	$7,699	$44,763	$303,633
Assays	5,307	1,825	142	22,472	24,439	-	5,509	5,509	-	-	-	1,480	36,735
Drilling / Trenching	11,874	-	-	7,111	7,111	-	-	-	-	-	-	-	18,985
Land and Legal	39,518	-	-	132,178	132,178	23,208	45,957	69,165	4,914	10,136	15,050	31,480	287,391
Logistics	26,978	32,211	2,646	98,391	133,248	12,014	40,408	52,422	499	4,475	4,974	48,472	266,094
Personnel	423,697	154,004	24,500	1,261,865	1,440,369	205,665	561,082	766,747	45,557	101,586	147,143	201,162	2,979,118
Property Cost	60,369	87,771	75,530	415,594	578,895	176,773	116,132	292,905	8,921	44,322	53,243	43,094	1,028,506
Professional Services	86,874	-	-	13,813	13,813	42,381	117,062	159,443	28,938	10,410	39,348	161,232	460,710
Share Based Payments	7,103	-	-	75,468	75,468	-	12,430	12,430	-	(1,793)	(1,793)	(20,811)	72,397
Technical Studies	28,083	77,485	5,151	68,265	150,901	-	17,183	17,183	3,508	25,407	28,915	112,739	337,821
Travel	59,934	128	-	27,107	27,235	-	28,263	28,263	3,781	10,609	14,390	27,590	157,412
Total Expenditures	811,260	354,100	109,240	2,250,137	2,713,477	476,337	987,558	1,463,895	100,885	208,084	308,969	651,201	5,948,802
Recoveries	-	(426,190)	(118,065)	(93,549)	(637,804)	(295,024)	(33,305)	(328,329)	-	-	-	(96,675)	(1,062,808)
Operator fees	-	(44,067)	(4,258)	(9,457)	(57,782)	-	-	-	-	-	-	-	(57,782)
Option Payments	-	(31,955)	-	(127,820)	(159,775)	-	(242,820)	(242,820)	-	-	-	-	(402,595)
Other Property Income	-	(13,102)	-	(32,922)	(46,024)	-	-	-	(14,918)	-	(14,918)	-	(60,942)
Total Recoveries	-	(515,314)	(122,323)	(263,748)	(901,385)	(295,024)	(276,125)	(571,149)	(14,918)	-	(14,918)	(96,675)	(1,584,127)
Net Expenditures	$811,260	$(161,214)	$(13,083)	$1,986,389	$1,812,092	$181,313	$711,433	$892,746	$85,967	$208,084	$294,051	$554,526	$4,364,675

*Significant components of “Other” total exploration expenditures for the year ended December 31, 2015 were Haiti - $359,827; Germany - $107,899; Austria - $69,667; and Russia - $32,137.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

10. ROYALTY INTEREST

Changes in royalty interest for the years ended December 31, 2017, 2016, and 2015:

Balance, December 31, 2014	$29,327,960
Adjusted for:
Depletion	(1,716,848)
Impairment charge	(3,973,699)
Cumulative translation adjustments	5,161,567
Balance, December 31, 2015	28,798,980
Adjusted for:
Acquisition	145,000
Depletion	(2,163,221)
Cumulative translation adjustments	(949,607)
Balance, December 31, 2016	25,831,152
Adjusted for:
Depletion	(2,282,276)
Cumulative translation adjustments	(1,605,133)
Balance, December 31, 2017	$21,943,743

During the year ended December 31, 2016, the Company acquired a 2% NSR royalty on all precious metals and a 1% NSR royalty on all other minerals for the Maggie Creek property (non-producing) in Nevada, and a 1% NSR royalty on all minerals for the Afgan property (non-producing) in Nevada from Golden Predator US Holdings Corp, a wholly-owned subsidiary of Till Capital Ltd. (“TCL”). In consideration of the acquisition, the Company issued 250,000 of its common shares to TCL valued at $145,000.

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following Royalty Properties:

Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty (“GSRR”).

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the year ended December 31, 2017, $2,857,927 (2016 - $2,227,322; 2015 - $1,609,553) in royalty income was included in operations offset by a 5% direct gold tax and depletion.

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The Company continuously reviews the production of gold from the Carlin Trend Royalty Claim Block, expected long term gold prices to be realized, foreign exchange, and interest rates. As a result, periodically the Company revises its estimated annual gold production over the expected mine life and adjusts it’s long term gold price. As a result of these adjustments, the Company recorded $Nil (2016 - $Nil, 2015 - $3,973,699) in impairment charges for the year ended December 31, 2017 related to the Carlin Trend Royalty Claim Block.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

11. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company.

	December 31, 2017	December 31, 2016
Australia - various properties	$-	$67,694
Sweden - various properties	12,625	8,043
Turkey - various properties	5,669	26,362
U.S.A - various properties	497,454	537,328
Total	$515,748	$639,427

12. GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Changes in goodwill for the year ended December 31, 2017, 2016, and 2015:

Balance, December 31, 2014	$8,217,542
Adjusted for:
Impairment charge	(3,047,605)
Cumulative translation adjustment	1,331,949
Balance, December 31, 2015	6,501,886
Adjusted for:
Impairment charge	(1,518,328)
Cumulative translation adjustment	(230,234)
Balance, December 31, 2016	4,753,324
Adjusted for:
Impairment charge	(2,709,239)
Cumulative translation adjustment	(223,778)
Balance, December 31, 2017	$1,820,307

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same Cash Generating Unit (“CGU”) are impaired (Note 10). The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. There was no impairment for the royalty interest and goodwill has been written down in conjunction with the decline of $2,709,239 (2016 - $1,518,328, 2015 - $3,047,605) of the related deferred income tax liability.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

13. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	December 31, 2017	December 31, 2016
U.S.A.	$808,905	$341,361
Total	$808,905	$341,361

14. CAPITAL STOCK

Authorized

As at December 31, 2017, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

During the years ended December 31, 2017, 2016, and 2015, the Company:

•

Completed a non-brokered private placement raising $7,000,000 by the issuance of 5,000,000 units at a price of $1.40 per Unit. Each Unit was comprised of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share for $2.00 until April 12, 2019.

The Company incurred share issue costs totaling $438,018. Included in this amount was 246,604 Units (6% of the Units sold to investors introduced by finders) valued at $345,246 and $92,772 in cash. The units paid as finders fees included the same terms as the private placement Units.

The gross proceeds of the private placement were allocated using a residual value method with respect to the measurement of shares and warrants issued as private placement units. This resulted in $6,200,000 recorded as share capital and $800,000 being allocated to reserves. For the finders fees paid in Units, $305,789 was allocated to capital and $39,457 was allocated to reserves .

•	Issued 75,000 (2016 - 125,000; 2015 - Nil) shares valued at $85,700 (2016 - $127,800; 2015 - $Nil) pursuant to the exercise of stock options.

•

Issued 68,873 shares valued at $79,190 pursuant to employment and consulting agreements, of which the full amount has been included in exploration expenditures. Included in commitment to issue shares is $23,825 for accruals in exploration expenditures for shares approved to be issued pursuant to an employment and consulting agreement for shares issued in January 2018.

•

Issued 245,000 (2016 - 140,000; 2015 – 163,000) shares valued at $279,300 (2016 - $166,600; 2015 – $233,950) pursuant to an incentive stock grant program to employees of the Company. The shares issued for 2016 and 2015 were applied against commitment to issue as they related to prior period accruals.

•	Issued Nil (2016 - 250,000; 2015 – Nil) shares valued at $Nil (2016 - $145,000; 2015 - $Nil) pursuant to a purchase agreement for the Maggie Creek and Afgan royalties (Note 10).

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

14. CAPITAL STOCK (Continued)

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the years ended December 31, 2017, 2016, and 2015, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2014	5,493,200	$2.03
Granted	1,341,500	0.66
Expired	(1,406,200)	2.12
Balance as at December 31, 2015	5,428,500	1.67
Granted	1,277,500	1.30
Exercised	(165,000)	0.77
Expired	(1,729,500)	2.66
Balance as at December 31, 2016	4,811,500	1.24
Granted	1,472,500	1.20
Exercised	(75,000)	1.14
Expired	(961,500)	1.97
Balance as at December 31, 2017	5,247,500	1.10

Number of options exercisable as at December 31, 2017	5,235,000	$1.10

The following table summarizes information about the stock options which were outstanding and exercisable at December 31, 2017:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
April 25, 2014	1,290,500	1,290,500	1.20	April 25, 2019
June 26, 2014	17,500	17,500	0.88	June 26, 2019
December 22, 2014	60,000	60,000	0.87	December 22, 2019
June 8, 2015	1,167,500	1,167,500	0.66	June 8, 2020
October 18, 2016	1,239,500	1,239,500	1.30	October 18, 2021
August 28, 2017*	1,472,500	1,460,000	1.20	August 28, 2022

Total	5,247,500	5,235,000

*25,000 Options granted for investor relations services vest 25% every 3 months from the date of grant.

The weighted average remaining useful life of stock options is 3.10 years (2016 – 2.92 years; 2015 – 3.56 years).

Restricted share units

In 2017, the Company introduced a long-term restricted share unit plan (“RSUs”). The RSU’s entitle employees, directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company’s Board of Directors at the time of grant.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

14. CAPITAL STOCK (Continued)

Restricted share units (continued)

Expiry Date	December 31, 2016	Granted	Vested	Expired/Cancelled	December 31, 2017
December 31, 2019	-	312,500	-	-	312,500

The total RSU share-based expense recognized in the consolidated statements of comprehensive loss was $27,575 for the year ended December 31, 2017. The RSU’s had a a fair value of $1.01 per unit on grant date.

Share-based Payments

During the year ended December 31, 2017, the Company recorded aggregate share-based payments of $1,415,639 (2016 - $970,796; 2015 - $542,513) as they relate to the fair value of stock options granted or vested during the period, fair value of incentive stock grants, the fair value of RSU’s vested during the period, and the accrual for the fair value of stock granted. Share-based payments for the years ended December 31, 2017, 2016, and 2015 are allocated to expense accounts as follow:

	General and
	Administrative	Exploration
Year ended December 31, 2017	Expenses	Expenditures	Total
Shares issued for services	$85,500	$272,990	$358,490
Commitment to issue shares	-	23,825	23,825
RSU's vested	27,575	-	27,575
Fair value of stock options granted	562,979	442,770	1,005,749
	$676,054	$739,585	$1,415,639

	General and
	Administrative	Exploration
Year ended December 31, 2016	Expenses	Expenditures	Total
Commitment to issue shares	$27,462	$-	$27,462
Fair value of stock options granted	440,477	502,857	943,334
	$467,939	$502,857	$970,796

	General and
	Administrative	Exploration
Year ended December 31, 2015	Expenses	Expenditures	Total
Commitment to issue shares	$100,233	$(34,144)	$66,089
Fair value of stock options granted	369,883	106,541	476,424
	$100,233	$(34,144)	$542,513

The weighted average fair value of the stock options granted during the year ended December 31, 2017 was $0.70 per stock option (2016 - $0.74; 2015 - $0.36) . The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Year ended	Year ended	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
Risk free interest rate	1.53%	0.73%	1.02%
Expected life (years)	5	5	5
Expected volatility	70.81%	69.80%	62.33%
Dividend yield	-	-	-

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

14. CAPITAL STOCK (Continued)

Warrants

During the years ended December 31, 2017, 2016, and 2015, the change in warrants outstanding is as follow:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2014	9,175,533	$4.56
Expired	(9,175,533)	4.56
Balance as at December 31, 2015 and 2016	-	-
Issued	2,623,306	2.00
Balance as at December 31, 2017	2,623,306	$2.00

The following table summarizes information about the warrants which were outstanding and exercisable at December 31, 2017:

	Number of Warrants	Exercise Price	Expiry Date
Private placement, April 12, 2017	2,500,004	$2.00	April 12, 2019
Finders warrants, April 12, 2017	123,302	$2.00	April 12, 2019
Total	2,623,306

15. INCOME TAXES

Deferred Income Tax Liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax liabities as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Royalty interest	$(4,159,013)	$(8,090,497)	$(9,053,435)
Tax loss carryforwards	2,261,886	3,212,368	2,433,008
Other	76,820	124,805	118,541
	$(1,820,307)	$(4,753,324)	$(6,501,886)

As at December 31, 2017, no deferred tax assets are recognized on the following temporary differences as it is not probable that sufficient future taxable profit will be available to realize such assets:

	December 31, 2017	December 31, 2016	December 31, 2015	Expiry Date Range
Tax loss carry forwards	$42,094,000	$39,318,000	$37,728,000	2026-2037
Exploration and evaluation assets	1,485,000	2,137,000	10,022,960	No expiry
Other	$10,425,000	$11,371,000	$8,385,770	No expiry

Income Tax Expense

	December 31, 2017	December 31, 2016	December 31, 2015
Current tax expense	$-	$-	$-
Deferred tax recovery	(2,489,902)	(1,439,332)	(3,431,230)
	$(2,489,902)	$(1,439,332)	$(3,431,230)

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

15. INCOME TAXES (Continued)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 27.00% (2016 – 26%; 2015 – 26.00%) as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Expected income tax (recovery)	$(2,569,654)	$(886,149)	$(2,679,842)
Effect of lower tax rates in foreign jurisdictions	(1,534,592)	(474,971)	(2,393,803)
Permanent differences	1,007,427	1,010,562	2,594,459
Change in unrecognized deductible temporary differences and other	260,595	(1,428,442)	(60,006)
Foreign exchange	346,322	339,668	(892,038)
	$(2,489,902)	$(1,439,332)	$(3,431,230)

In September 2017, the British Columbia (BC) Government proposed changes to the general corporate income tax rate to increase the rate from 11% to 12% effective January 1, 2018 and onwards. This change in tax rate was substantively enacted on October 26, 2017. The relevant deferred tax balances have been remeasured to reflect the increase in the Company's combined Federal and Provincial (BC) general corporate income tax rate from 26% to 27%.

In December 2017, the United States Government proposed changes to the Federal corporate income tax rate to reduce the rate from 35% to 21% effective January 1, 2018 and onwards. This change in tax rate was substantively enacted on December 22, 2017. The relevant deferred tax balances have been remeasured to reflect the decrease in the Company's Federal income tax rate from 35% to 21% applicable to the Company's US subsidiaries.

16. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the year ended December 31, 2017	Salary or Fees	Payments	Total
Management	$733,244	$361,865	$1,095,109
Outside directors *	149,882	226,614	376,496
Seabord Services Corp.	357,600	-	357,600
Total	$1,240,726	$588,479	$1,829,205

		Share-based
For the year ended December 31, 2016	Salary or Fees	Payments	Total
Management	$803,033	$215,933	$1,018,966
Outside directors *	151,228	167,534.00	318,762
Seabord Services Corp.	357,600	-	357,600
Total	$1,311,861	$383,467	$1,695,328

		Share-based
For the year ended December 31, 2015	Salary or Fees	Payments	Total
Management	$1,067,210	$108,637	$1,175,847
Outside directors *	158,257	79,898	238,155
Seabord Services Corp.	413,700	-	413,700
Total	$1,639,167	$188,535	$1,827,702

* Directors fees include US$5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

16. RELATED PARTY TRANSACTIONS (Continued)

Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in the table above for the year ended December 31, 2015 is $247,660 in termination payments to a former officer of the Company. The amount has been included in Other expenses for that year.

Included in accounts payable and accrued liabilities at December 31, 2017 is $7,177 (2016 - $5,913) owed to key management personnel and $23,568 (2016 - $17,559) to other related parties. By way of a common director, included in Notes receivable (Note 7) are certain balances owing from a related party.

17. SEGMENTED INFORMATION

The Company operates within the resource industry. At December 31, 2017 and 2016, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	December 31, 2017	December 31, 2016
Asia Pacific	$-	$81,124
Sweden	437,755	437,755
Turkey	232,547	232,547
U.S.A	1,171,664	1,393,574
Total	$1,841,966	$2,145,000

PROPERTY AND EQUIPMENT	December 31, 2017	December 31, 2016
Asia Pacific	$-	$8,376
Haiti	-	-
Sweden	26,159	3,110
Turkey	-	1,091
U.S.A	424,119	459,127
Total	$450,278	$471,704

The Company’s royalty interest, goodwill, deferred income tax liability and royalty income and depletion are from a CGU located in the U.S.A, except for a $200,000 royalty interest held in Serbia.

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at December 31, 2017, the Company had working capital of $6,535,893 (2016 - $6,002,318). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company estimates it will need additional financing within the next 12 months to undertake it’s current business plan. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•

Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at December 31, 2017, there were no changes in the levels in comparison to December 31, 2016. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$3,533,611	$-	$-	$3,533,611
Restricted cash	771,434	-	-	771,434
Fair value through profit or loss investments	1,139,447	-	-	1,139,447
Strategic investments	2,199,199	-	-	2,199,199
Accounts receivable	-	3,376,411	-	3,376,411
Total	$7,643,691	$3,376,411	$-	$11,020,102

The carrying value of receivables (excluding the receivable related to the sale of certain Turkish subsidiaries in the year ended December 31, 2016), notes receivable, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

Accounts receivable, including both long and current portions related to the sale of certain Turkish subsidiaries in the year ended December 31, 2016 were valued using a pricing model which require a variety of inputs, such as expected gold prices and foreign exchange rates. Included in the calculation for the year ended December 31, 2017, the Company used a long term gold price of US$ 1,332 per ounce and a discount rate of 6%. These receivables are valued using observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and the sale of AES (Note 9).

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2017 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $334,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Turkey, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, restricted cash, receivables, convertible notes receivable, and accounts payable and accrued liabilities to foreign exchange risk as at December 31, 2017 is as follows:

Accounts	US dollars
Cash and cash equivalents	$2,286,117
Restricted cash	615,636
Receivables	2,442,545
Accounts payable and accrued liabilities	(446,604)
Advances from joint venture partners	(644,497)
Net exposure	4,253,198
Canadian dollar equivalent	$5,338,027

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at December 31, 2017, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $534,000 in the Company’s pre-tax profit or loss.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

19. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	December 31, 2017	December 31, 2016	December 31, 2015
Cash	$3,354,109	$3,132,480	$5,365,271
Short-term deposits	179,502	67,206	269,330
Total	$3,533,611	$3,199,686	$5,634,601

The significant non-cash investing and financing transactions during the year ended December 31, 2017 included:

a.	Recorded a gain through accumulated other comprehensive income of $609,733 related to the fair value adjustments on AFS financial instruments;
b.

Adjusted non-current assets and liabilities for $1,424,814 related to cumulative translation adjustments (“CTA”), of which $1,605,133 relates to CTA loss on royalty interest, $223,778 relates to CTA loss on goodwill, $443,115 relates to a CTA gain on deferred tax liability and $39,018 relates to CTA loss in the net assets of a subsidiary with a functional currency different from the presentation currency;

c.	Reclass of reserves on exercise of options for $45,545;
d.	Recorded the movement of $1,017,540 from a convertible loan to an investment in associated company upon conversion of the loan (Note 8); and
e.	Recorded through reserves $39,457 related to the value of warrants issued as finders fees as part of a private placement (Note 14).

The significant non-cash investing and financing transactions during the year ended December 31, 2016 included:

a.	Recorded a gain through accumulated other comprehensive income of $88,515 related to the fair value adjustments on AFS financial instruments;
b.	Issuance of 140,000 incentive stock grants valued at $166,600 applied to commitment to issue shares;
c.	Adjusted reserves and investment in associated companies for $366,800 related to share-based payments made by an associated company;
d.

Adjusted non-current assets and liabilities for $862,335 related to cumulative translation adjustments (“CTA”), of which $949,607 relates to CTA loss on royalty interest, $230,234 relates to CTA loss on goodwill, $309,230 relates to a CTA gain on deferred tax liability and $8,276 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency; and

e.	Recorded the movement of $1,605,466 from a convertible loan to an investment in associated company upon conversion of the loan (Note 8).

The significant non-cash investing and financing transactions during the year ended December 31, 2015 included:

a.	Recorded a loss through accumulated other comprehensive income of $105,714 related to the fair value adjustments on available-for-sale (“AFS”) financial instruments;
b.	Issuance of 163,000 bonus shares valued at $233,950 applied to commitment to issue shares;
c.	Adjusted reserves and investment in associated companies for $322,900 related to share-based payments made by an associated company; and
d.

Adjusted non-current assets and liabilities for $4,350,667 related to cumulative translation adjustments (“CTA”), of which $5,161,567, relates to CTA gain on royalty interest, $1,331,949 relates to CTA gain on goodwill, $1,715,574 relates to a CTA loss on deferred tax liability and $427,275 relates to a CTA loss in the net liabilities of a subsidiary with a functional currency different from the presentation currency.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

20. EVENTS SUBSEQUENT TO THE REPORTING DATE

Subsequent to the year ended December 31, 2017, the Company,

Sweden

a)

executed a definitive agreement for the sale of the Guldgruvan cobalt project to Boreal Energy Metals Corporation (“BEMC”), subsidiary of BMC in southern Norway. Pursuant to the agreement, BEMC will acquire 100% interest in the project according to the following terms (all dollar amounts in USD):

•

At closing, BEMC will issue to EMX that number of common shares of BEMC that represents a 5.9% equity ownership in BEMC. BEMC will have the continuing obligation to issue additional shares of BEMC to EMX to maintain its 5.9% interest, at no additional cost to EMX, until BEMC has raised $3,000,000 in equity. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 5.9% interest in BEMC.

•	At closing, EMX will transfer its Guldgruvan exploration licenses to BEMC.
•

EMX will retain a 3% NSR royalty on the Project, of which 1% may be purchased by BEMC on or before the fifth anniversary of the closing date in 0.5% increments for a total of $2,500,000 in cash and common shares of BEMC stock.

•

EMX will receive AAR payments, with an initial $20,000 payment, commencing on the second anniversary of the closing, with each subsequent AAR payment increasing by $5,000 per year until reaching $60,000 per year. Once reaching $60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics).

b)

amended the sale agreement with BMC (Note 9) to include the Modum project in Norway in exchange for an additional 1,324,181 common shares of BMC. EMX now holds 10,530,063 common shares of BMC representing 19.9% of the outstanding common shares.

Buckhorn Creek Property

c)

executed an Option Agreement with Kennecott whereby Kennecott can earn a 100% interest in the project by: a) making annual option payments totaling US$550,000, and b) completing US$4,500,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option, EMX will retain a 2% NSR royalty on the project which is not capped or purchasable. After exercise of the option, annual advance minimum payments and milestone payments will be due to EMX.

Turkey

d)	received a payment of US$665,525 on February 5, 2018, as the cash equivalent to the third 500 ounce gold bullion payment to be made under the terms of the agreement (Note 10).